Exhibit 99.1

FOR IMMEDIATE RELEASE

BMO Announces Executive Appointment

TORONTO, February 15, 2023 – BMO Financial Group today announced the appointment of Nadim Hirji as Group Head, BMO Commercial Banking. Mr. Hirji will report to Chief Executive Officer Darryl White and join the bank’s Executive Committee. His appointment is effective March 1, 2023.

“Across North America, BMO’s commercial bankers are fueling the growth and resilience of our clients’ businesses that help our economy thrive and our clients make progress on their goals,” said Mr. White. “Nadim is a purpose-driven leader who deeply understands the power that comes from the connection of BMO’s performance and the progress we can make when we deliver for our clients. His leadership has always focused on our clients’ success and I am very pleased he is taking on this new opportunity to serve them.”

Joining BMO in 2003, Nadim has served clients in roles across BMO Commercial Banking, including regional leadership roles in Ontario, Atlantic Canada, and Prairies. Prior to his national leadership role as Co-Head of BMO Commercial Banking in Canada, Nadim served as a leader in BMO’s Enterprise Risk and Portfolio Management group with accountability for teams across North America.

In concert with the appointment of Mr. Hirji, BMO also announced that David Casper will continue to serve as U.S. CEO of BMO Financial Group and a member of the bank’s Executive Committee. Mr. Casper will continue to serve as a board member for the bank’s U.S. holding company, BMO Financial Corporation, in addition to his numerous community leadership roles across the U.S.

Biographical notes for Mr. Hirji and Mr. Casper are available here: Nadim Hirji and David Casper.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.14 trillion as of October 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

John Fenton, Toronto, John.Fenton@bmo.com, (416) 867-3996

Internet: www.bmo.com                  Twitter: @BMOMedia